Filed by L&F Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
 and deemed filed pursuant to Rule 14a-12 under
 the Securities Exchange Act of 1934, as amended.
 Subject Company: L&F Acquisition Corp.
Commission File No. 001-39722

ZeroFox Fights Back Against External Threats with New Adversary Disruption Service
Leveraging a Global Disruption Network, ZeroFox goes beyond traditional takedown services to remove fraud and disrupt external cyberattacks at the source

Washington, D.C., USA – January 19, 2022 – ZeroFox, a leading external cybersecurity provider, announces Adversary Disruption service to automate the dismantlement of malicious infrastructure, content, sites and bot accounts required to conduct external cyberattacks. Taking down malicious domains, fake social media accounts and malicious content is time-consuming, costly and often only delays attackers rather than stopping them. Security teams need to disrupt attacker infrastructure and limit the ability to quickly pivot to other targets. ZeroFox leverages the collective intelligence of its Global Disruption Network (GDN) and scalable takedown automation to quickly block active and emerging threats. With hundreds of thousands of disruption actions taken every week, ZeroFox strikes out threats before they reach their targets, taking down the associated domains, social media profiles and phishing kits, mobile applications and bot accounts effectively rendering the attack infrastructure moot.

Security teams today are challenged with quickly identifying and disrupting an increasing number of external threats, including ransomware, phishing, fraud and spoofing. Working directly with domain registrars, hosting and cloud providers and social networks can be time-consuming; backlogged takedown processing queues and slow to respond hosts can create an exposure gap. ZeroFox speeds time-to-disruption, leveraging a GDN made up of hundreds of customers and network partners. ZeroFox quickly pivots on attack indicators collected across thousands of validated threats and automatically distributes them to various third-party providers including ISPs, Telcos, CDNs, DNS providers and registrars and endpoint security platforms. The ZeroFox Adversary Disruption service can block and remediate threats in minutes rather than hours or days, saving security teams valuable time and resources and reducing the window of exposure and vulnerability.

“Given the increasing volume and sophistication of today’s cyber-attacks, security teams need better artificial intelligence and automation to take the fight to the adversary. While removing individual posts and profiles might slow down an attacker, the ZeroFox Adversary Disruption service was developed to stop them in their tracks,” said James C. Foster, Co-founder, Chairman and CEO of ZeroFox. “We are proud to work alongside our partners, customers and digital platform providers towards the collective goal of disrupting adversaries at scale.”

The ZeroFox Adversary Disruption service includes:
●	Automated Disruption of malicious domains, content, profiles and infrastructure associated with external cyberattacks
●	Collective Intelligence from a Global Disruption Network including hundreds of network providers, partners and customers
●	Disruption Feed of malicious infrastructure lists with seamless integration into customers’ broader security and technology workflows and techstacks

“We are proud to be an active partner in the ZeroFox Global Disruption Network. Using ZeroFox external threat intelligence on malicious IPs and domains helps our customers and connected communities prevent repeat attacks and disruption,” said Chris Stewart, VP Global Alliances at Exabeam. “Our partnership further enhances our market-leading threat detection, investigation and response (TDIR) capabilities. We see this as another crucial piece of automation and providing protection at scale to address the increasing pace of cyber attacks that organizations are facing.”

The ZeroFox Adversary Disruption service shortens exposure time and speeds time-to-disruption by taking proactive measures before the damages of an external cyberattack can occur. ZeroFox works directly with ISPs, DNS providers and registrars, mobile app stores, cloud and hosting providers, and others to quickly identify and take down potentially malicious domains at the point of registration to prevent threat actors from leveraging those domains in campaigns. ZeroFox’s Disruption Intelligence Feed, including malicious infrastructure lists, can be easily integrated into firewalls, proxies, endpoints,and email and web security gateways. With each disruption action taken, attacker infrastructure is dismantled, making it more difficult for threat actors to pivot to new targets and benefitting the entire ZeroFox community.

The solution has been recognized by industry partners, including a previously announced partnership with Mandiant, and third-party analyst firms including Forrester. The Forrester Wave™: External Threat Intelligence Services, Q1 2021 states that “ZeroFox is best in class for brand threat intelligence use cases and takedown service.” ZeroFox customers experienced a 60% increase in the volume of frauds & scams, including phishing attacks, targeting stakeholders from 2020 to 2021. This underscores the need for disruption that can stop repeated attacks.

The unveiling of the Adversary Disruption service comes on the heels of ZeroFox’s recent announcement of intent to acquire IDX and become a publicly traded company via merger with L&F Acquisition Corp (NYSE: LNFA). For more information about ZeroFox Adversary Disruption, visit www.zerofox.com/services/adversary-disruption

Forward-Looking Statements
Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this report, words such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to complete the transactions contemplated by the definitive agreement relating to the business combination and other transactions that will result in ZeroFox, Inc. (“ZeroFox”) becoming a publicly traded company as ZeroFox Holdings, Inc. (the “Business Combination”); the outcome of any legal proceedings that may be instituted against L&F Acquisition Corp. (“LNFA”), the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LNFA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of LNFA, ZeroFox, ID Experts Holdings, Inc. (“IDX”) or the combined company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that LNFA, ZeroFox, IDX or the combined company may be adversely affected by other economic, business, and/or competitive factors; LNFA’s, ZeroFox’s or IDX’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the proposed Business Combination; ZeroFox and IDX’s ability to execute on their business plans and strategy; the ability to meet the listing standards of the listing exchange on which the combined company will be listed following the consummation of the transactions completed by the Business Combination; and other risks and uncertainties described from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance upon any forward-looking statements, which only speak as of the date made. LNFA, ZeroFox and IDX expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of LNFA, ZeroFox or IDX with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information about the Business Combination and Where to Find It
LNFA intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of LNFA, in connection with the Business Combination and related matters. After the Registration Statement is declared effective, LNFA will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. LNFA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with LNFA’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters, because the proxy statement/prospectus will contain important information about LNFA, ZeroFox and IDX and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of LNFA as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at sec.report or by directing a request to: L&F Acquisition Corp., 150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606.

No Offer or Solicitation
This communication is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or securityholder. However, LNFA, ZeroFox, IDX, JAR Sponsor, LLC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LNFA’s stockholders in connection with the Business Combination under the rules of the SEC. Information regarding LNFA directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, relating to its initial public offering, and other reports which are filed with the SEC. Additional information regarding the participants will also be included in the registration statement on Form S-4 that includes the preliminary proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

About ZeroFox
ZeroFox, the leader in external cybersecurity, provides enterprises external threat intelligence and protection to disrupt threats to brands, people, assets and data across the public attack surface in one, comprehensive platform. With complete global coverage across the surface, deep and dark web and an artificial intelligence-based analysis engine, the ZeroFox Platform identifies and remediates targeted phishing attacks, credential compromise, data exfiltration, brand hijacking, executive and location threats and more. The patented ZeroFox Platform technology processes and protects millions of posts, messages and accounts daily across the social and digital landscape, spanning LinkedIn, Facebook, Slack, Instagram, Pastebin, YouTube, mobile app stores, domains, cloud-based email and more. Visit www.zerofox.com for more information.

About IDX
IDX is the only privacy company built for agility in the digital age. Thousands of organizations trust their privacy platform to empower consumers to take back control of their privacy with their identity and privacy protection products. As the nation's largest provider of data breach response services, IDX is trusted by government and enterprise customers, as well as employee benefits and strategic partners, to protect more than 40 million consumers. Visit www.idx.us for more information.

About L&F Acquisition Corp.
L&F Acquisition Corp. is a blank check company formed for the purpose of entering into a combination with one or more businesses, with the intent to concentrate on identifying technology and services businesses in the Governance, Risk, Compliance and Legal (“GRCL”) sector. L&F Acquisition Corp. is sponsored by JAR Sponsor, LLC, a newly organized special purpose vehicle under the common control of entities affiliated with Chairman Jeffrey C. Hammes, CEO Adam Gerchen, and Victory Park Capital. Visit www.lfacquisitioncorp.com for more information.

Contacts
ZeroFox
Media Inquiries:
Dave Bowker, PAN Communications
ZeroFox@pancomm.com

Investor Relations
Marc P. Griffin, ICR
Marc.Griffin@icrinc.com

IDX
Media Inquiries
Alisha Sheth, Pinkston Group
alisha.sheth@pinkston.co

Investor Relations
Marc P. Griffin, ICR
Marc.Griffin@icrinc.com

L&F Acquisition Corp.
Media Inquiries
Julia Fisher, Edelman
julia.fisher@edelman.com

Investor Relations
info@lfacquisitioncorp.com